March 6, 2006



Mr. Brad Skinner
Securities and Exchange Commission
450 5th Street NW
Mail Stop 3561
Washington, D.C.  20549


Re:      Artificial Life, Inc.
         Form 10-KSB for the year ended December 31, 2004
         Filed March 31, 2005
         Form 10-QSB for the quarter ended June 30, 2005
         Filed August 15, 2005
         File no. 0-25075
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Dear Mr. Skinner,

Thank you for your letter dated February 27, 2006 requesting for explanation/revision within 10 business days of our response of February 14, 2006 to your comment letter of September 22, 2005 and January 18, 2006.

We would like to ask for extension for submission of our response until March 28, 2006 as our CEO is traveling.

Please kindly let us know if such extension is feasible. You may contact me via email: alice.tat@artificial-life.com or via phone number: (852)3102 2800.

Thank you for your attention.


Yours sincerely



Alice Tat
Manager, Accounting and Finance
Artificial Life, Inc.